Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2020 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first three quarters of 2020 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under the International Financial Reporting Standards.

1.	IMPORTANT NOTICE

1.1

The Board of Directors, Board of Supervisors, Directors, Supervisors and Senior Management of the Company warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

On 28 October 2020, the 2020 Third Quarter Report of the Company was considered and approved at the twenty-ninth meeting of the sixth session of the Board of the Company. Of the eleven Directors of the Company, nine attended the meeting. Chairman and Executive Director Mr. Wang Bin could not attend the meeting due to other businesses, and gave written authorization to Executive Director Mr. Su Hengxuan to act as proxy to attend, vote and chair the meeting. Non-executive Director Mr. Yuan Changqing could not attend the meeting due to other businesses, and gave written authorization to Executive Director Mr. Li Mingguang to act as proxy to attend and vote at the meeting.

1.3	The Company’s 2020 third quarter financial report is unaudited.

1.4

Mr. Wang Bin, Chairman of the Board of the Company, Ms. Huang Xiumei, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Financial Department, confirm that the financial statements in this 2020 third quarter report are true, accurate and complete.

2.	THE COMPANY’S BASIC INFORMATION

2.1	Major financial data

Currency: RMB

	As at 30 September 2020	As at 31 December 2019	Increase/(decrease) compared to 31 December 2019
Total assets (million)	4,059,708	3,726,734	8.9%
Total equity holders’ equity (million)	417,502	403,764	3.4%
Ordinary share holders’ equity per share (RMB per share)	14.77	14.01	5.4%

	For the nine months ended 30 September 2020	For the nine months ended 30 September 2019	Increase/(decrease) compared to the same period of 2019
Net cash flows from operating activities (million)	238,918	207,380	15.2%
Net cash flows from operating activities per share (RMB per share)	8.45	7.34	15.2%
Operating income (million)	691,571	624,024	10.8%
Net profit attributable to equity holders of the Company (million)	47,078	57,702	-18.4%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	47,278	52,607	-10.1%
Earnings per share (basic and diluted) (RMB per share)	1.66	2.03	-18.4%
Basic earnings per share after deducting non-recurring items (RMB per share)	1.67	1.85	-10.0%
Weighted average ROE (%)	11.43	16.66	A decrease of 5.23 percentage points
Weighted average ROE after deducting non-recurring items (%)	11.48	15.18	A decrease of 3.70 percentage points

Note:

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

In the first three quarters of 2020, under the complicated and severe external environment, the Company closely adhered to the strategic deployment of “China Life Revitalization”, proceeded well with both pandemic control and business development, and actively pushed forward all tasks according to the requirements for high-quality development, thus maintaining the leading market position with a good development momentum. Firstly, the Company made steady progress in business development. In the first three quarters of 2020, the Company achieved revenues from insurance business1 of RMB543,553 million, an increase of 9.4% year on year. First-year regular premiums amounted to RMB106,049 million, an increase of 7.1% year on year. Renewal premiums amounted to RMB368,679 million, an increase of 10.1% year on year. Short-term insurance premiums amounted to RMB66,882 million, an increase of 9.3% year on year. Secondly, the Company achieved a continued growth in its business value. During the reporting period, the percentage of first-year regular premiums of the Company in premiums from new long-term insurance policies was 98.20%, an increase of 0.13 percentage point from the corresponding period of 2019. First-year regular premiums with a payment duration of ten years or longer amounted to RMB48,560 million, which accounted for 45.79% in first-year regular premiums. Prioritizing on business value growth, the Company continued to accelerate the development of its protection-oriented business. The percentage of premiums from designated protection-oriented products in first-year regular premiums increased by 1 percentage point year on year. During the reporting period, the value of new business for the first three quarters of 2020 grew by 2.7% year on year. The surrender rate was 0.85%, a decrease of 0.82 percentage point year on year. Thirdly, the sales force of the Company remained stable. With the “Yi Ti Duo Yuan” sales function restructuring (a strengthened individual agent business sector in coordination with other business channels) being completed, the Company maintained its sales force strategy of improving quality while expanding the size, and focused on its day-to-day management and quality enhancement, aiming for the high-quality development of its sales force. As at the end of the reporting period, the Company’s total sales force was 1.662 million, including 1.581 million agents in the individual agent business sector, which remained stable in general. Fourthly, the Company constantly enhanced its investment capability. As at the end of the reporting period, the Company’s investment assets reached RMB3,880,410 million, an increase of 8.5% from the end of 2019. The Company deepened the market-oriented reform of its investment management system, coordinated asset allocation and entrusted investment management at account level, and enhanced its investment capability through research of asset types and optimization of investment strategies. In the third quarter of 2020, the Company seized the opportunity of interest rate hike to increase allocation to government bonds with long durations, flexibly controlled the exposure of open market equity investments by taking advantage of market fluctuations, optimized the structure of its equity holdings, and took gains when appropriate. In the first three quarters of 2020, the Company achieved the gross investment income2 of RMB146,953 million, an increase of 9.3% year on year, and the gross investment yield3 was 5.36%. The net investment income4 was RMB122,723 million, an increase of 7.7% year on year, and the net investment yield5 was 4.47%.

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.
[2]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets
[3]

Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of previous year – Financial assets sold under agreements to repurchase at the end of previous year – Derivative financial liabilities at the end of previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/274}×366

[4]

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and net income from investments in associates and joint ventures, etc.

[5]

Net investment yield = {[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of previous year – Financial asset sold under agreements to repurchase at the end of previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2]/274}×366

During the reporting period, net profit attributable to equity holders of the Company was RMB47,078 million, a decrease of 18.4% year on year. As at the end of the reporting period, the core solvency ratio and comprehensive solvency ratio of the Company were 255.49% and 264.51%, respectively.

For the next stage, the Company will continue to adhere to the strategic deployment of “China Life Revitalization”, take proactive efforts to fulfill the overall targets for the year 2020, and make proper planning for the year 2021. In addition to the regular pandemic control and tasks of ensuring stability on the six fronts and maintaining security in the six areas, the Company will, according to the requirements for high-quality development, strengthen business value creation, push forward reform and innovation in greater depth, firmly maintain the bottom line of risk management and control, and strive to promote “China Life Revitalization” to a new stage.

Non-recurring Items and Amounts

		RMB million
Non-recurring items	For the reporting period (from July to September)	For the nine months ended 30 September 2020
Gains/(losses) on disposal of non-current assets	(7)	(10)
Government subsidies recognized in current gains/(losses)	34	86
Donations	(179)	(264)
Net non-recurring items other than those mentioned above	(44)	(70)
Effect of income tax	49	65
Attributable to non-controlling interests	(7)	(7)

Total	(154)	(200)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Total number of shareholders as at the end of the reporting period	Number of holders of A Shares: 134,473
	Number of holders of H Shares: 26,448
Particulars of top ten shareholders of the Company					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.92%	7,327,000,696	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.22%	61,838,562	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.04%	12,032,229	—	—
China International Television Corporation	State-owned legal person	0.04%	10,000,000	—	—
Abu Dhabi Investment Authority	Overseas legal person	0.03%	9,174,546	—	—
Qian Hai Life Insurance Co., Ltd – Huatai Portfolio of Participating Insurance Products	Other	0.03%	9,017,040	—	—

Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	2.	China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited –China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited –SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐  Applicable        ✓   Not applicable

3.	SIGNIFICANT EVENTS

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓   Applicable       ☐  Not applicable

(1)	Changes in key financial indicators and the reasons

				RMB million
Key financial indicators	As at 30 September 2020	As at 31 December 2019	Increase/ (decrease)	Main reasons
Total assets	4,059,708	3,726,734	8.9%	Accumulation of the assets from insurance business and investment business
Total liabilities	3,635,628	3,317,392	9.6%	An increase in insurance reserves
Total equity holders’ equity	417,502	403,764	3.4%	The combined impact of total comprehensive income, profit distribution and redemption of core tier 2 capital securities during the reporting period

				RMB million
Key financial indicators	For the nine months ended 30 September 2020	For the nine months ended 30 September 2019	Increase/ (decrease)	Main reasons
Operating profit	54,131	62,071	-12.8%	The combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts and the change in gross investment income
Net profit attributable to equity holders of the Company	47,078	57,702	-18.4%	The combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the adjustment of the pre-tax deduction policy of underwriting and policy acquisition costs adopted in the corresponding period of 2019 and the change in gross investment income

(2)	Material changes in major accounting items and the reasons

RMB million

Key financial indicators	As at 30 September 2020	As at 31 December 2019	Increase/ (decrease)	Main reasons
Securities purchased under agreements to resell	25,390	4,467	468.4%	The needs for liquidity management
Premiums receivables	40,529	17,281	134.5%	Accumulation of renewal premiums
Securities sold under agreements to repurchase	70,598	118,088	-40.2%	The needs for liquidity management
Unearned premium reserves	25,642	13,001	97.2%	An increase in short-term insurance business and timing differences of business schedule
Other liabilities	63,003	43,780	43.9%	An increase in payables to third-party holders of consolidated structured entities

RMB million

Key financial indicators	For the nine months ended 30 September 2020	For the nine months ended 30 September 2019	Increase/ (decrease)	Main reasons
Surrenders	25,460	43,739	-41.8%	A decrease in the surrender of certain products
Impairment losses	11,691	3,915	198.6%	An increase in equity investment assets meeting impairment criteria

3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable    ✓ Not applicable

3.3	Undertakings not implemented on time during the reporting period

✓ Applicable    ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the reporting period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable    ✓ Not applicable

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 28 October 2020

4.	APPENDIX

4.1	Balance sheet as at 30 September 2020 (unaudited)

		RMB million (Unless otherwise stated)
	As at 30 September	As at 31 December	As at 30 September	As at 31 December
	2020	2019	2020	2019
	Group	Group	Company	Company
ASSETS
Assets
Cash fund	54,463	55,082	49,270	48,794
Financial assets at fair value through profit or loss	162,292	141,606	133,551	117,471
Derivative financial assets	—	428	—	428
Securities purchased under agreements to resell	25,390	4,467	23,940	1,963
Interest receivables	49,867	41,455	49,014	40,855
Premiums receivables	40,529	17,281	40,529	17,281
Receivables from reinsurers	857	808	857	808
Unearned premium reserves receivable from reinsurers	565	369	565	369
Claim reserves receivable from reinsurers	195	145	195	145
Reserves for life insurance receivables from reinsurers	589	483	589	483
Reserves for long-term health insurance receivables from reinsurers	3,723	3,356	3,723	3,356
Other receivables	16,336	19,595	13,699	17,329
Loans	650,565	608,920	632,030	594,913
Term deposits	544,825	535,260	520,039	528,754
Available-for-sale financial assets	1,079,855	1,058,957	1,055,516	1,037,629
Held-to-maturity investments	1,115,462	928,751	1,114,573	927,892
Long-term equity investments	226,969	222,983	269,170	254,905
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	14,256	12,141	6,078	3,914
Constructions in progress	12,647	14,377	11,894	13,657
Fixed assets	37,263	36,343	35,504	34,545
Right-of-use assets	3,177	3,520	2,876	3,272
Intangible assets	8,021	8,070	7,306	7,340
Deferred tax assets	137	128	—	—
Other assets	5,382	5,866	5,171	5,590
Separate account assets	10	10	10	10

Total Assets	4,059,708	3,726,734	3,981,752	3,667,356

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.1	Balance sheet as at 30 September 2020 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	As at 30 September 2020 Group	As at 31 December 2019 Group	As at 30 September 2020 Company	As at 31 December 2019 Company
LIABILITIES AND EQUITY
Liabilities
Short-term borrowings	1,624	1,115	—	—
Financial liabilities at fair value through profit or loss	2,708	3,859	—	—
Securities sold under agreements to repurchase	70,598	118,088	64,227	113,189
Premiums received in advance	15,923	60,898	15,923	60,898
Brokerage and commission payable	5,433	7,418	5,433	7,418
Reinsurance payable	1,514	817	1,514	817
Salary and welfare payable	9,752	12,223	8,680	11,048
Taxes payable	1,274	897	908	409
Claims payable	55,046	51,019	55,046	51,019
Policyholder dividends payable	110,749	112,593	110,749	112,593
Other payable	16,127	16,804	14,877	15,328
Policyholder deposits	288,350	267,794	288,350	267,794
Unearned premium reserves	25,642	13,001	25,642	13,001
Claim reserves	22,135	18,404	22,135	18,404
Reserves for life insurance	2,722,499	2,386,130	2,722,499	2,386,130
Reserves for long-term health insurance	159,897	135,201	159,897	135,201
Long-term borrowings	18,378	18,930	—	—
Bonds payable	34,991	34,990	34,991	34,990
Lease liabilities	2,721	3,091	2,436	2,842
Deferred tax liabilities	7,254	10,330	7,519	10,714
Other liabilities	63,003	43,780	23,955	22,283
Separate account liabilities	10	10	10	10

Total liabilities	3,635,628	3,317,392	3,564,791	3,264,088

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	—	7,791	—	7,791
Capital reserve	53,783	55,009	53,035	54,327
Accumulated other comprehensive income	25,674	29,163	25,408	28,716
Surplus reserve	81,018	75,161	80,970	75,113
General reserve	37,982	37,888	37,304	37,304
Retained earnings	190,780	170,487	191,979	171,752

Attributable to equity holders of the Company	417,502	403,764

Non-controlling interests	6,578	5,578

Total equity	424,080	409,342	416,961	403,268

Total liabilities and equity	4,059,708	3,726,734	3,981,752	3,667,356

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the third quarter of 2020 (unaudited)

	RMB million (Unless otherwise stated)
	For the nine months ended 30 September		For the nine months ended 30 September
	2020 Group	2019 Group	2020 Company	2019 Company
1 Operating income	691,571	624,024	687,207	620,351
Premiums earned	526,355	480,521	526,355	480,521
Premium income	543,553	497,047	543,553	497,047
Including: Reinsurance premium income	1	3	1	3
Less: Premiums ceded to reinsurers	(4,753)	(4,038)	(4,753)	(4,038)
Change in unearned premium reserves	(12,445)	(12,488)	(12,445)	(12,488)
Investment income	156,593	126,239	155,501	125,142
Including: Share of profit of associates and joint ventures	6,974	8,712	8,010	8,857
Other gains	122	53	89	35
Fair value gains/(losses)	2,049	11,947	2,059	11,437
Foreign exchange gains/(losses)	143	(27)	(125)	295
Other operating income	6,307	5,278	3,326	2,908
Gains/(losses) on disposal of assets	2	13	2	13

2 Operating expenses	(637,440)	(561,953)	(634,837)	(559,617)
Surrenders	(25,460)	(43,739)	(25,460)	(43,739)
Claims expense	(102,073)	(99,575)	(102,073)	(99,575)
Less: Claims recoverable from reinsurers	2,882	2,786	2,882	2,786
Increase in insurance contracts reserve	(364,780)	(295,086)	(364,780)	(295,086)
Less: Insurance reserves recoverable from reinsurers	523	788	523	788
Policyholder dividends resulting from participation in profits	(22,775)	(17,810)	(22,775)	(17,810)
Tax and surcharges	(854)	(620)	(717)	(529)
Underwriting and policy acquisition costs	(70,207)	(63,011)	(70,207)	(63,011)
Administrative expenses	(26,644)	(26,506)	(25,066)	(25,028)
Less: Expenses recoverable from reinsurers	664	202	664	202
Other operating expenses	(17,025)	(15,467)	(16,137)	(14,792)
Impairment losses	(11,691)	(3,915)	(11,691)	(3,823)

3 Operating profit	54,131	62,071	52,370	60,734

Add: Non-operating income	84	76	78	54
Less: Non-operating expenses	(395)	(190)	(385)	(184)

4 Net profit before income tax	53,820	61,957	52,063	60,604

Less: Income tax expenses	(5,899)	(3,699)	(5,145)	(3,327)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the third quarter of 2020 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	For the nine months		For the nine months
	ended 30 September		ended 30 September
	2020	2019	2020	2019
	Group	Group	Company	Company
5 Net profit	47,921	58,258	46,918	57,277

According to operating continuity:
– Net profit from continuing operations	47,921	58,258	46,918	57,277
According to ownership of the company:
– Equity holders of the Company	47,078	57,702
– Non-controlling interests	843	556

6 Earnings per share
Basic earnings per share	RMB1.66	RMB2.03
Diluted earnings per share	RMB1.66	RMB2.03

7 Other Comprehensive income	(3,479)	20,424	(3,308)	20,149
Other comprehensive income attributable to equity holders of the Company (net of tax)	(3,489)	20,370
Other comprehensive income that may be reclassified to profit or loss	(3,507)	20,370	(3,326)	20,149
Fair value gains/(losses) on available-for-sale financial assets	60	32,911	73	32,730
Less: Amount transferred to net profit from other comprehensive income	(7,967)	(5,010)	(7,899)	(4,975)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	5,309	(8,122)	5,309	(8,122)
Other comprehensive income that may be transferred to profit or loss under the equity method	(928)	328	(779)	330
Exchanges differences on translating foreign operations	19	263	(30)	186
Other comprehensive income that will not be reclassified to profit or loss	18	—	18	—
Other comprehensive income that may not be transferred to profit or loss under the equity method	18	—	18	—
Other comprehensive income attributable to non-controlling interests (net of tax)	10	54

8 Total Comprehensive income	44,442	78,682	43,610	77,426

– Attributable to equity holders of the Company	43,589	78,072
– Attributable to non-controlling interests	853	610

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the third quarter of 2020 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 30 September		For the three months ended 30 September
	2020 Group	2019 Group	2020 Company	2019 Company
1 Operating income	177,836	166,791	176,341	165,915
Premiums earned	118,419	119,224	118,419	119,224
Premium income	116,186	119,071	116,186	119,071
Including: Reinsurance premium income	—	1	—	1
Less: Premiums ceded to reinsurers	(1,640)	(1,397)	(1,640)	(1,397)
Change in unearned premium reserves	3,873	1,550	3,873	1,550
Investment income	58,834	45,819	58,376	45,351
Including: Share of profit of associates and joint ventures	2,284	3,047	2,338	2,927
Other gains	44	31	19	13
Fair value gains/(losses)	(1,706)	98	(1,351)	126
Foreign exchange gains/(losses)	168	(57)	(235)	257
Other operating income	2,079	1,663	1,115	931
Gains/(losses) on disposal of assets	(2)	13	(2)	13

2 Operating expenses	(159,354)	(143,678)	(158,721)	(143,116)
Surrenders	(7,805)	(7,563)	(7,805)	(7,563)
Claims expense	(34,676)	(30,392)	(34,676)	(30,392)
Less: Claims recoverable from reinsurers	1,198	956	1,198	956
Increase in insurance contracts reserve	(75,895)	(68,039)	(75,895)	(68,039)
Less: Insurance reserves recoverable from reinsurers Policyholder dividends resulting from participation in profits	220 (8,268)	261 (6,974)	220 (8,268)	261 (6,974)
Tax and surcharges	(216)	(143)	(189)	(128)
Underwriting and policy acquisition costs	(13,689)	(17,416)	(13,689)	(17,416)
Administrative expenses	(8,587)	(8,693)	(7,993)	(8,275)
Less: Expenses recoverable from reinsurers	457	84	457	84
Other operating expenses	(5,777)	(5,210)	(5,765)	(5,252)
Impairment losses	(6,316)	(549)	(6,316)	(378)

3 Operating profit	18,482	23,113	17,620	22,799

Add: Non-operating income	18	27	16	14
Less: Non-operating expenses	(244)	(76)	(241)	(75)

4 Net profit before income tax	18,256	23,064	17,395	22,738

Less: Income tax expenses	(1,397)	(2,735)	(1,125)	(2,672)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the third quarter of 2020 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 30 September		ended 30 September
	2020	2019	2020	2019
	Group	Group	Company	Company
5 Net profit	16,859	20,329	16,270	20,066

According to operating continuity:
– Net profit from continuing operations	16,859	20,329	16,270	20,066
According to ownership of the company:
– Equity holders of the Company	16,543	20,103
– Non-controlling interests	316	226

6 Earnings per share
Basic earnings per share	RMB0.59	RMB0.71
Diluted earnings per share	RMB0.59	RMB0.71

7 Other Comprehensive income	(5,763)	207	(5,418)	96
Other comprehensive income attributable to equity holders of the Company (net of tax)	(5,754)	192
Other comprehensive income that may be reclassified to profit or loss	(5,880)	192	(5,544)	96
Fair value gains/(losses) on available-for- sale financial assets	(8,919)	1,297	(8,605)	1,190
Less: Amount transferred to net profit from other comprehensive income	123	(1,463)	136	(1,455)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	3,937	236	3,937	236
Other comprehensive income that may be transferred to profit or loss under the equity method	(965)	(77)	(963)	(50)
Exchanges differences on translating foreign operations	(56)	199	(49)	175
Other comprehensive income that will not be reclassified to profit or loss	126	—	126	—
Other comprehensive income that may not be transferred to profit or loss under the equity method	126	—	126	—
Other comprehensive income attributable to non-controlling interests (net of tax)	(9)	15

8 Total Comprehensive income	11,096	20,536	10,852	20,162

– Attributable to equity holders of the Company	10,789	20,295
– Attributable to non-controlling interests	307	241

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the third quarter of 2020 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2020 Group	2019 Group	2020 Company	2019 Company
1 Cash flows from operating activities
Premiums received	476,464	433,497	476,464	433,497
Net increase in policyholder deposits	20,899	15,761	20,899	15,761
Net cash received from financial assets at fair value through profit or loss	—	15,256	—	26,887
Net cash received from financial liabilities at fair value through profit or loss	155	1,196	—	—
Cash received from other operating activities	12,394	7,579	5,074	3,985

Sub-total of cash inflows from operating activities	509,912	473,289	502,437	480,130

Cash paid for claims	(123,506)	(141,881)	(123,506)	(141,881)
Net cash paid for reinsurance business	(559)	(764)	(559)	(764)
Cash paid for brokerage and commission fees	(72,192)	(61,531)	(72,192)	(61,531)
Cash paid for policyholder dividends	(17,524)	(11,466)	(17,524)	(11,466)
Cash paid to and for employees	(18,224)	(18,296)	(17,090)	(17,280)
Cash paid for taxes and surcharges	(13,476)	(11,590)	(11,830)	(10,459)
Net cash paid for financial assets at fair value through profit or loss	(4,206)	—	(243)	—
Cash paid for other operating activities	(21,307)	(20,381)	(18,253)	(17,183)

Sub-total of cash outflows from operating activities	(270,994)	(265,909)	(261,197)	(260,564)

Net cash flows from operating activities	238,918	207,380	241,240	219,566

Wang Bin Chairman	Huang Xiumei Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department

4.3	Cash flow statement for the third quarter of 2020 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2020 Group	2019 Group	2020 Company	2019 Company
2 Cash flows from investing activities
Cash received from sales and redemption of investments	462,567	646,322	453,676	635,534
Cash received from investment income	113,316	103,842	108,924	103,767
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	29	35	29	35
Net cash received from securities purchased under agreements to resell	—	7,981	—	7,483
Net cash received from the disposal of subsidiaries and other business units	1,235	1,896	2,844	2,077

Sub-total of cash inflows from investing activities	577,147	760,076	565,473	748,896

Cash paid for investments	(708,414)	(898,683)	(679,385)	(893,796)
Net increase in policy loans	(18,171)	(20,588)	(18,171)	(20,588)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(4,617)	(6,078)	(4,281)	(5,484)
Net cash paid from securities purchased under agreements to resell	(21,203)	—	(21,977)	—

Sub-total of cash outflows from investing activities	(752,405)	(925,349)	(723,814)	(919,868)

Net cash flows from investing activities	(175,258)	(165,273)	(158,341)	(170,972)

Wang Bin Chairman	Huang Xiumei Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department

4.3	Cash flow statement for the third quarter of 2020 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the nine months ended 30 September		For the nine months ended 30 September
	2020	2019	2020	2019
	Group	Group	Company	Company
3 Cash flows from financing activities
Cash received from investment	17,551	7,034	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	17,551	7,034
Cash received from borrowings	4,141	35,014	—	34,988

Sub-total of cash inflows from financing activities	21,692	42,048	—	34,988

Cash repaid to lenders	(12,898)	(565)	(9,051)	—
Cash paid for dividends and interests and repaid for lenders	(24,090)	(6,620)	(23,372)	(6,041)
Net cash paid for securities sold under agreements to repurchase	(46,834)	(65,595)	(48,962)	(66,673)
Cash paid for other financing activities	(2,292)	(1,383)	(1,085)	(825)

Sub-total of cash outflows from financing activities	(86,114)	(74,163)	(82,470)	(73,539)

Net cash flows from financing activities	(64,422)	(32,115)	(82,470)	(38,551)

4 Effect of changes in foreign exchange rate on cash and cash equivalents	2	116	43	78

5 Net increase/(decrease) in cash and cash equivalents	(760)	10,108	472	10,121

Add: Opening balance of cash and cash equivalents	53,306	50,809	48,802	47,904

6 Closing balance of cash and cash equivalents	52,546	60,917	49,274	58,025

Wang Bin Chairman	Huang Xiumei Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department